UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

INTERNATIONAL IMAGING SYSTEMS, INC.

(Name of Company)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

00178Q108

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 00178Q108	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Redsky Group Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,454,545
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,454,545
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,454,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.21%
14	TYPE OF REPORTING PERSON* CO

Page 3 of 7 Pages

Item 1. Security and Company.

This statement relates to the common stock, par value $.0001 per share (the “Common Stock”), of International Imaging Systems, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive office is Dongxin Century Square 7th Floor, High-tech Development District, Xi’an, Shaanxi Province, PRC 710043.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Redsky Group Limited, a corporation organized under the laws of the British Virgin Islands (“Redsky”). Mr. Gao Xincheng is a director and executive officer of Redsky. Ms. Meiyi Xia is a director and sole stockholder of Redsky.

(b) The place of organization of Redsky is the British Virgin Islands. The address of the business and the principal office of Redsky is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Gao’s business address is c/o Xi’an Baorun Industrial Development Co., Ltd., Dongxin Century Square 7th Floor, High-tech Development District, Xi’an, Shaanxi Province, PRC 710043. Ms. Xia’s business address is c/o Princeton Capital Group, LLP, 24A Jefferson Plaza, Princeton, NJ 08540.

(c) Redsky is a holding company. Mr. Gao is Chairman, Chief Executive Officer and President of International Imaging Systems, Inc., which is located c/o Xi’an Baorun Industrial Development Co., Ltd. at  Dongxin Century Square 7th Floor, High-tech Development District, Xi’an, Shaanxi Province, PRC 710043. Ms. Xia is a partner with Princeton Capital Group, LLC, which is located at 24A Jefferson Plaza, Princeton, NJ 08540.

(d) During the past five years, Redsky, Mr. Gao and Ms. Xia, have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, Redsky, Mr. Gao or Ms. Xia have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

On October 23, 2007, pursuant to a Share Exchange Agreement, by and among the Company, Redsky, Princeton Capital Group, a New Jersey limited liability partnership (“PCG”) and those persons set forth on Schedule II therein as Acquiror Company Principal Shareholders (the “Share Exchange Agreement”), Redsky was issued 22,454,545 shares of the Company’s Common Stock in exchange for the transfer to the Company of 9,500 shares of Baorun China Group Limited, a Hong Kong company (“Baorun China”), owned by Redsky, which represented 95% of the issued and outstanding shares of Baorun China.

Page 4 of 7 Pages

Item 4.Purpose of Transaction.

On October 23, 2007 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Exchange Agreement”), with Baorun China, Redsky, Princeton Capital Group LLP, a New Jersey limited liability partnership ("PCG" and together with Redsky, the “Shareholders”), who together own shares constituting 100% of the issued and outstanding ordinary shares of Baorun China (the “Baorun Shares”), and those persons set forth on Schedule II to the Exchange Agreement(the “Principal Acquiror Shareholders”). Pursuant to the terms of the Exchange Agreement, the Shareholders transferred to the Company all of the Baorun Shares in exchange for the issuance of 22,454,545 shares of Company Common Stock to Redsky and 1,500,000 shares of Company Common Stock to PCG. As a result of the transaction, Baorun China became our wholly-owned subsidiary and the Shareholders acquired approximately 94.11% of our issued and outstanding stock.

Prior to the consummation of the Share Exchange, our Board of Directors was comprised of two directors, Mr. John Vogel and Mr. Vincent Finnegan. Prior to the Closing, Mr. Finnegan resigned as a director. At the Closing, Mr. Vogel appointed Mr. Gao Xincheng to serve as Chairman of the Board of Directors and Ms. Li Gaihong was nominated to serve as a director. Mr. Vogel subsequently tendered his resignation as a director, which is expected to become effective on the tenth day after mailing of a Schedule 14f-1 to our stockholders. Ms. Li’s appointment as a director is expected o be effective on the tenth day after mailing of a Schedule 14f-1 to our stockholders. On the Closing Date, Mr. John Vogel who was Chief Executive Officer and Mr. Robert Scherne who was Chief Financial Officer of the Company prior to the Share Exchange, resigned from their respective positions, effective immediately. Prior to Mr. Vogel’s resignation from the board of directors, Mr. Gao Xincheng was appointed to serve as Chairman, Chief Executive Officer and President, Ms. Li Gaihong was appointed to serve as Chief Financial Officer, Treasurer and Secretary and Mr. Chen Jun was appointed to serve as Vice General Manager.

In connection with the Share Exchange, other than the change set forth above, Redsky does not have any other plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any material change in the present capitalization or dividend policy of the Company;

(e) any other material change in the Company’s business or corporate structure;

(f) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 5 of 7 Pages

(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(i) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Redsky is the beneficial owner of an aggregate of 22,454,545 shares of Common Stock, representing approximately 88.21% of the total outstanding shares of Common Stock of the Company. Mr. Gao and Ms. Xia as the directors of Redsky are deemed to be beneficial owners of the 22,454,545 shares of Common Stock.

(b) Redsky has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 22,454,545 shares of Common Stock of the Company beneficially owned by it. As directors of Redsky, Mr. Gao and Ms. Xia are deemed to share the power to vote or direct the vote, and shares power to dispose or direct the disposition of the 22,454,545 of Common Stock of the Company owned by Redsky;

(c) Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty days by Redsky or Mr. Gao. Ms. Xia is a partner of PCG, which acquired 1,500,000 shares of Common Stock of the Company in connection with the Share Exchange;

(d) To the best knowledge of Redsky, no other person other than Redsky has the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of the 22,454,545 shares of Common Stock reported in Item 5(a), except that in the event of the release to the Investor of any or all of the Escrow Shares initially held in escrow under the Share Escrow Agreement described in Section 6 below, such Investor will have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of such number of Escrow Shares that are released to the Investor ;

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Redsky entered into a lock up agreement, dated October 23, 2007 (the “Lock-up”), with the Company and the accredited investor in the private equity financing consummated on October 23, 2007 (the “Investor”). Detailed information regarding the private equity financing is set forth in the Current Report on Form 8-K filed by the Company on October 29, 2007. Pursuant to the terms of the Lock-up, Redsky agreed that it would not sell any shares of the Company’s Common Stock that it presently owns or may acquire after the Closing Date during the period commencing on the Closing Date and expiring on the date that is twelve months following the effective date of a registration statement to be filed to register shares of Common Stock of the Company issuable upon conversion of the Series A Preferred Shares owned by the Investor (the “Lock-up Period”). Redsky also agreed that it shall not sell more than one-tenth (1/10) of the shares of the Company’s common stock owns for a period of twenty four (24) months following the Lock-up Period.

Redsky also entered into an escrow agreement with the Investor and the Company (the “Escrow Agreement”), dated October 23, 2007, pursuant to which Redsky initially placed 4,545,455 shares of common stock (the “Escrow Shares”) it received in the Share Exchange in an escrow account. The Escrow Shares are being held as security for the achievement of $0.27 per share in each of the Company’s audited net income and cash from operations results for the fiscal year 2007 ( the “2007 Performance Threshold”) and $0.45 per share in each of the Company’s net income and cash from operations results for the fiscal year 2008 (the “2008 Performance Threshold”). If the Company achieves the 2007 Performance Threshold and the 2008 Performance Threshold, the Escrow Shares will be released back to Redsky. If either the 2007 Performance Threshold or 2008 Performance Threshold is not achieved, an aggregate number of Escrow Shares (such number to be determined by the formula set forth in the Escrow Agreement) will be distributed to Investor, until such time that the Escrow Agreement terminates, based upon the Company’s actual audited net income and cash from operations for the fiscal years 2007 and 2008. Upon the termination of the Escrow Agreement, any and all Escrow shares remaining in the Escrow account shall be returned to the Redsky.

Page 6 of 7 Pages

Item 7. Materials to be Filed as Exhibits.

a)	Share Exchange Agreement, dated October 23, 2007(1)

b)	Form of Lock-Up Agreement(1)

c)	Share Escrow Agreement, dated October 23, 2007(1)

__________________

(1) Incorporated by reference to the Current Report on Form 8-K filed by the Company on October 29, 2007.

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 2, 2007	By:	/s/ Gao Xincheng
	Name:	Gao Xincheng
	Title:	Director